

November 21, 2012

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road, Suite 1050
Schaumburg, IL 60173

> **Re: Global Brass and Copper Holdings, Inc.**
> **Amendment No.4 Registration Statement on Form S-1**
> **Filed November 13, 2012**
> **File No. 333-177594**

Dear Mr. Hamilton:

We have reviewed your registration statement and have the following comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

Management's Discussion and Analysis of Financial Condition and Results.., page 57

Liquidity and Capital Resources, page 91

General

2. We note your response to comment two from our letter dated October 10, 2012. Please tell us whether the restricted net assets of your consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of your consolidated net assets as of the end of the most recently completed fiscal year. If so, please disclose in the notes to your financial statement the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year in accordance with Rule 4-08(e)(3)(ii) of Regulation S-X.

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

                                      Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Via E-mail
          Lawrence G. Wee, Esq.
          Paul, Weiss, Rifkind, Wharton & Garrison LLP